80
3-16-04

SEC 04003698 COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response . . .	12.00

SEC FILE NUMBER
8-65260

SEC MAIL RECEIVED MAR 0 1 2004 WASH. D.C. 155 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Themis Trading, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Town Square, Suite 100
(No. and Street)

Chatham	New Jersey	07928
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul S. Zajac 973-665-9600
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Assocoaites, LLC
(Name — *if individual, state last, first, middle name*)

143 Weston Rd	Weston	CT	06883
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul S. Zajac, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Themis Trading, LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Partner & Managing Member

Title

Notary Public

12-1-03

~~GLADYS~~ L. MONTEIRO
NOTARY PUBLIC
STATE OF NEW JERSEY
COMM. EXP. 05-18-06

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THEMIS TRADING LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

Halpern & Associates, LLC
Certified Public Accountants and Consultants
143 Weston Road • Weston, CT 06883 • (203)227-0313 • FAX (203)226-6909 • Info@Halpernassoc.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Themis Trading LLC

We have audited the accompanying statement of financial condition of Themis Trading LLC (the "Company"), as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Themis Trading LLC as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Weston, Connecticut
February 18, 2004

THEMIS TRADING LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$ 1,258,940
Commissions receivable	581,322
Office equipment at cost, net of accumulated depreciation of $21,397	61,941
Other assets	119,383
TOTAL ASSETS	$ 2,021,586

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES	
Due to members	$ 131,896
Accrued expenses and other liabilities	175,632
TOTAL LIABILITIES	307,528
MEMBERS' CAPITAL	1,714,058
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 2,021,586

The accompanying notes are an integral part of this statement.

THEMIS TRADING LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

1. NOTES ON SIGNIFICANT BUSINESS ACTIVITIES

Themis Trading LLC (the "Company") was organized in the State of Delaware on February 21, 2002 and began doing business as a registered broker-dealer in securities with the Securities and Exchange Commission in June 2002. The Company became a member of the National Association of Securities Dealers, Inc. in July 2002. The Company also became a member of the Pacific Stock Exchange, Inc. by way of its membership in the Archipelago Exchange, LLC, in March 2003. In this capacity, it executes agency transactions for its customers.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

The Company introduces its customer transactions to Spear, Leeds & Kellogg ("SLK"), the firm's clearing broker, with whom it has a correspondent relationship for clearance in accordance with the terms of a clearance agreement. In connection therewith, the Company has agreed to indemnify SLK for losses that it may sustain related to the Company's customers. At December 31, 2003, the commissions receivable reflected on the statement of financial condition included $581,322 due from SLK for customer commissions.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company records securities transactions and related revenues and expenses on a trade date basis.

Security transactions and financing with SLK are classified as operating activities on the statement of cash flows since this is the Company's principal business.

Depreciation is provided for on the straight-line basis using the estimated useful lives of the related property.

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America, which requires the use of estimates by management. Actual results could differ from these estimates.

3. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include $284,189 in a money market fund being held at the bank and $758,618 in a money market fund being held at SLK.

4. INCOME TAXES

The Company is recognized as a Limited Liability Company (an "LLC") by the Internal Revenue Service. As an LLC, the Company is not subject to income taxes. The Company's income or loss is reportable by its members on their individual tax returns based on methodology prescribed in the Company's Operating Agreement.

5. SOFT DOLLAR TRANSACTIONS

Soft dollar expenses of $690,887 included in the statement of income, primarily represent research expenses paid to third parties for services provided to the Company's customers based on pre-existing arrangements.

Included in other liabilities is approximately $69,535 related to these soft dollar arrangements for credits that have been earned by customers but have not been redeemed as of December 31, 2003.

A deferred asset of $69,535 has been established due to the uncertainty of the redemption of these credits and will be realized upon the usage of the credits by the Company's customers. This amount is included in other assets on the statement of financial condition.

6. PROFIT SHARING PLAN

The Company has a profit-sharing plan covering substantially all qualified employees. Contributions to be made to the plan are determined annually by the Company's Managing members. Contributions accrued on the statement of financial condition for the plan for the year ended December 31, 2003 are $40,000.

7. BUY / SELL AGREEMENT

Under the terms of an agreement with the Company's members and upon the death of a member, the surviving members are required to purchase the deceased member's interest in the Company. The purchase price of a membership interest is based on the value of the Company and the value of the related insurance policy, as defined in the agreement. Each of the Company's members maintains insurance policies on the lives of the other members to fund these obligations.

8. COMMITMENTS

On December 20, 2002, the Company entered into a lease agreement for new office space in New Jersey expiring in December 2005. The lease contains provisions for escalations based on increases in certain costs incurred by the lessor. Future minimum lease payments on this lease are as follows:

Year ending December 31,		
2004		$ 66,240
2005		66,240
	Total	$ 132,480

In addition, the Company has entered into a operating lease for equipment which expires in May of 2007. Future minimum payments on this lease total $2,496.

9. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no accounts, does not hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

10. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $1,511,901, which exceeded the minimum requirement of $20,501 by $1,491,400. The Company's ratio of aggregate indebtedness to net capital was .20 to 1.

11. SUBSEQUENT EVENTS

Members withdrew $502,113 for the period of January 1, 2004 through February 18, 2004. The Company submitted written notice regarding this matter to the Securities and Exchange Commission, and the National Association of Securities Dealers in accordance with Rule 15c3-1(e)(1)(i).